EXHIBIT 8.1

June 30, 2006
Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, TX 77063
     RE: REGISTRATION STATEMENT ON FORM S-4
Ladies and Gentlemen:
     We have acted as counsel for Ensource Energy Income Fund LP (the “Partnership”), a Delaware limited partnership, with respect to certain legal matters in connection with
(1) the offer (the “Offer”) of the Partnership to exchange for each depositary unit of Eastern American Natural Gas Trust (“NGT”), subject to certain conditions, (i) cash consideration of $31.00 for up to 2,950,001 of the outstanding depositary units or (ii) one whole common unit representing a limited partner interest of the Partnership and a pro rata share of a special cash distribution of $5.9 million, as may be reduced for depositary units exchanged for the cash consideration under clause (i); and
(2) a second-step merger of NGT with and into either (i) the Partnership with the Partnership surviving or (ii) a newly formed wholly-owned subsidiary of the Partnership with NGT surviving, in either case with the second-step merger resulting in each remaining depositary unit that was not offered to and accepted by the Partnership in the Offer that is validly tendered to the Partnership being converted into the right to receive one whole common unit of the Partnership and each trust unit of NGT that is held outside of the depositary arrangement being converted into the right to receive 0.4 common units of the Partnership.
We have also participated in the preparation of a Registration Statement on Form S-4 and the amendments thereto (No. 333-126068) (such registration statement, as amended to the date hereof, being referred to herein as the “Registration Statement”) to which this opinion is an exhibit. In connection therewith, we have participated in the preparation of the discussion set forth under the caption “Material Federal Income Tax Considerations” (the “Discussion”) in the Registration Statement.
     The Discussion, subject to the qualifications and assumptions stated in the Discussion and the limitations and qualifications set forth herein, constitutes our opinion as to the material United States federal income tax consequences for recipients of the Common Units pursuant to the Offer and the second-step merger.

Ensource Energy Income Fund LP
June 30, 2006

     This opinion letter is limited to the matters set forth herein, and no opinions are intended to be implied or may be inferred beyond those expressly stated herein. Our opinion is rendered as of the date hereof, and we assume no obligation to update or supplement this opinion or any matter related to this opinion to reflect any change of fact, circumstances, or law after the date hereof. In addition, our opinion is based on the assumption that the matter will be properly presented to the applicable court.
     Furthermore, our opinion is not binding on the Internal Revenue Service or a court. In addition, we must note that our opinion represents merely our best legal judgment on the matters presented and that others may disagree with our conclusion. There can be no assurance that the Internal Revenue Service will not take a contrary position or that a court would agree with our opinion if litigated.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm and this opinion contained in the Discussion. In giving this consent, we do not admit that we are “experts” under the Securities Act of 1933, as amended, or under the rules and regulations of the Securities and Exchange Commission relating thereto, with respect to any part of the Registration Statement.

Very truly yours,
/s/ Andrews Kurth LLP